RESIN SYSTEMS ANNOUNCES ITS FIRST REGULAR SHIPMENT

OF RSTANDARD UTILITY POLES TO AUSTRALIA

Edmonton, Alberta, September 6, 2005: Resin Systems Inc. (RS - TSX Venture / RSSYF - OTCBB), a composite material products technology company, through its operating division, RS Technologies (collectively "RS"), is pleased to announce its first regular shipment of RStandard™ modular composite utility poles to its licensee, Armor Utilities Structures Pty Limited ("AUS") of Sydney, Australia.

The first full container load of RStandard utility poles, all manufactured in RS Alberta production facilities, will be shipped this week. The second container will be shipped within the next three weeks and ongoing regular shipments are anticipated until the AUS production facilities are fully operational, which is expected at the end of the fourth quarter in 2006. The orders are an outgrowth from the original agreement announced in May 2005, in which RS granted a license to AUS to use its technology for the manufacture and sale of RStandard utility poles in Australia and New Zealand (the “Territory”).  Until AUS's production facilities are fully operational, all RStandard utility poles to be distributed in the Territory will be manufactured in RS's Alberta production facilities and shipped to AUS for distribution.

About Armor Utilities Structures

AUS is a wholly owned subsidiary of Armor Australia Pty, Limited ("Armor"), which is a composite materials engineering and manufacturing company specializing in composite moulding armour panel applications. Armor works within a variety of industries providing engineered composite solutions from design and prototyping through to providing fully designed and operational production cells. Since 2004, Armor has been engaged by the Australian electrical energy transmission and distribution industry to investigate the use of fibre composites to meet the industry's growing need for replacement of its utility pole structures. Armor is located in Sydney, Australia.

About RS

RS operates in the composite material products marketplace and provides engineered solutions that are developed with its proprietary input materials, equipment and processes.  The foundation of these solutions is based on the company’s patented polyurethane Version™ resin system.  RS is continuously building on this foundation through additional patent pending and trade secret knowledge.  The company's engineered solutions are developed and implemented through three distinct technology platforms, one of which is filament winding, which has resulted in the development and production of the RStandard modular composite utility pole. RS is in the process of commercializing RStandard for sale to power utility companies both domestically and internationally.  For the latest on the company’s developments, click on ‘Latest News’ on www.grouprsi.com.

"Version" and "RStandard" are trademarks of Resin Systems Inc.

For more information please contact:

Greg Pendura

Jennifer Handshew/ Yin Chang

President and Chief Executive Officer

Public Relations

Resin Systems Inc.

KCSA Worldwide

Ph: (780) 482-1953

Ph: (212) 896-1272 / (212) 896-1228

Fax: (780) 452-8755

Email:  gregp@grouprsi.com

Email: jhandshew@kcsa.com / ychang@kcsa.com

www.grouprsi.com

www.kcsa.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking statements.  The forward-looking statements are not guarantees of future performance and undue reliance should not be placed on them.  Actual results may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's revised annual information form dated June 29, 2005, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities.

This release is available on the KCSA Public Relations Worldwide Web site at www.kcsa.com.